April 20, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Duchovny
Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turtle Beach Corp. (“Turtle Beach” or the “Company”) Preliminary Proxy Statement filed April 14, 2022 (the “Proxy Statement”) Filed by The Donerail Group LP, et al. File No. 001-35465

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 19, 2022 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with The Donerail Group LP and the other participants named therein (collectively, “Donerail”) and provide the following responses on Donerail’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Cover Page

1.	We note your statement that securityholders can only participate in the meeting if they have a white proxy card with a control number. Please revise your disclosure to state that a control number may also be found on the company's proxy card. Additionally, revise your disclosure to state that securityholders must pre-register to attend the meeting.

Donerail acknowledges the Staff’s comment and has revised the Proxy Statement to include that a control number may also be found on the Company’s proxy card and, additionally, that securityholders must pre-register to attend the Annual Meeting.

April 20, 2022

Background of the Solicitation, page 6

2.	Please revise this section to describe all communications with the company, including any discussion of settlement terms.

Donerail acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	Revise the June 21, 2021 entry to explain your reference to Mr. Stark’s “personal motivation.”

Donerail acknowledges the Staff’s comments and has revised the Proxy Statement to explain its reference to Mr. Stark’s “personal motivation.”

Reasons for the Solicitation, page 9

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your assertions that the company has experienced “dismal operating results, poor capital allocation.”

Donerail acknowledges the Staff’s comment and has revised the Proxy Statement to clearly indicate that this is a statement of opinion and to provide support for its assertions that the Company has experienced dismal operating results and poor capital allocation.

In addition, Donerail provides the following information on a supplement basis:

The current Board has been unable to successfully execute on its operating plan, as evidenced, in part, by its consistent failure to meet earnings guidance, including most recently in FY2021. In addition, the Company’s share price has underperformed both its peers and major indices since Mr. Stark became public company CEO, as set forth in the Proxy Statement. Further, both EBITDA margins and growth have significantly decreased. However, despite these objectively poor results, Mr. Stark stated on the Company’s 2021 earnings release that the Company intends to continue to seek to acquire businesses, which Donerail believes is a significant misuse of the Company’s capital.

Proposal No. 1. Election of Directors, page 15

5.	Refer to the penultimate paragraph on page 20. Please tell us, with a view toward revised disclosure, whether the company's incorporation in Nevada is relevant in analyzing the board's obligations in approving your slate of nominees. Also, if the applicable law is Delaware law, revise your disclosure to clarify whether the board would violate its fiduciary duties in the event it does not approve your slate of nominees in all circumstances.

Donerail acknowledges the Staff’s comment and has revised the Proxy Statement to remove reference to Delaware law and/or courts.

April 20, 2022

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely, /s/ Andrew Freedman Andrew M. Freedman

cc	William Wyatt, The Donerail Group LP